BEA Systems, Inc.	2315 North First Street
San Jose, California 95131
Telephone: +1.408.570.8000
Facsimile: 1.408.570.8901
www.bea.com

November 30, 2007

Via EDGAR Transmission

Peggy Kim, Esq.

Attorney-Adviser

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	BEA Systems, Inc.

Schedule TO-I

Filed November 15, 2007

File No. 005-52639

Dear Ms. Kim:

This letter is being sent in response to the letter (the “Letter”) sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to BEA Systems, Inc. (“BEA” or the “Company”), dated November 21, 2007, regarding the Tender Offer Statement on Schedule TO-I filed by the Company with the Commission on November 15, 2007 (the “Schedule TO”).

Wilson Sonsini Goodrich & Rosati, P.C., our attorneys with respect to this matter, are responding to the comments of the Staff contained in the Letter under separate cover.

BEA hereby acknowledges that:

•	BEA is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	BEA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Peggy Kim

Securities and Exchange Commission

November 30, 2007

BEA understands the importance of, and is committed to complying with, the Commission’s regulations. Should you required additional information with respect to this letter, please contact Matthew W. Sonsini, Esq. of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 493-9300.

Sincerely,

BEA SYSTEMS, INC.

By:	/s/ Mark P. Dentinger
Mark P. Dentinger
Executive Vice President and
Chief Financial Officer

cc:	Wilson Sonsini Goodrich & Rosati, P.C.

Matthew W. Sonsini, Esq.